UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1/A

Amendment No. 3

Information Required Pursuant To
Rule 14f-1 Under The Securities Exchange Act Of 1934

June 30, 2005
(Date of Report)

Ocean West Holding Corporation
(Exact name of registrant as specified in its charter)

Delaware	000-49971	71-0876952
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4117 West 16th Square, Vero Beach, FL 32967
(Address of principal executive offices)

(772) 492-0104
(Registrant’s telephone number, including area code)

This Amendment No. 3 to the Rule 14f-1 filing modifies and restates in its entirety the Rule 14f-1 filing originally filed with the Securities and Exchange Commission (“SEC”) on June 7, 2005.

This Information Statement is being mailed to holders of record of shares of common stock, $.001 per share (the “OWHC Common Stock”), of Ocean West Holding Corporation, a Delaware corporation (“OWHC”), as of May 31, 2005, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF OWHC’S STOCKHOLDERS. PROXIES ARE NOT BEING SOLICITED.

Background

OWHC has recently closed a transaction which will ultimately result in the replacement of the entire Board of Directors of OWHC. The following is a brief summary of this transaction.

Effective as of April 5, 2005, OWHC entered into a Securities Exchange Agreement and Plan of Reorganization (the “Exchange Agreement”) with InfoByPhone, Inc., a Delaware corporation (“InfoByPhone”), and the stockholders thereof (the “InfoByPhone Stockholders”), which sets forth the terms and conditions of the business combination (the “Transaction”) of OWHC and InfoByPhone through the exchange by the InfoByPhone Stockholders of their interests in InfoByPhone for shares of OWHC Common Stock. The Transaction closed on June 6, 2005 (the “Closing”). As a result of the Transaction, InfoByPhone has become a wholly-owned subsidiary of OWHC.

Pursuant to the terms of the Exchange Agreement: (i) the holders of interests in InfoByPhone shall receive an aggregate of 6,000,000 shares of OWHC Common Stock, in exchange for all issued and outstanding shares of InfoByPhone and (ii) Vertical Capital Partners, Inc. (“Vertical”) shall receive as a finder’s fee an aggregate of 500,000 shares of OWHC Common Stock. Giving effect to such issuances, the holders of interests in InfoByPhone, together with Vertical, shall hold an aggregate of more than 50% of the outstanding OWHC Common Stock on a fully-diluted basis immediately following the Closing.

It is currently anticipated, and the Exchange Agreement provides, that the board of directors of OWHC, currently consisting of Marshall Stewart and Daryl Meddings shall resign, effective when 10 days have passed after this Information Statement has been mailed and delivered to all of OWHC’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Section 14f-1 promulgated thereunder. Darryl Cohen and Alan Smith have already become members of the Board, and following the 10 day period when Messrs. Stewart and Meddings resign, Sandro Sordi will be appointed to the Board of Directors, and together with Messrs. Cohen and Smith will comprise the entire Board of Directors of OWHC (collectively, the “Designated Directors”). In addition, the Exchange Agreement provides that all officers of OWHC shall resign and be replaced by individuals designated effective at the Closing.

OWHC is making a private placement offering (the “Offering”) to certain accredited investors of equity securities of OWHC (the “Securities”) in the aggregate minimum purchase amount of 2,500,000 shares of OWHC at $.30 per share for an aggregate minimum purchase price of $750,000 and the aggregate maximum purchase amount of 6,666,666 shares at $.30 per share for an aggregate maximum purchase price of $2,000,000. There will be 18,752,766 shares of our common stock issued and outstanding assuming that the maximum amount of shares are sold in the Offering by OWHC.

Information Regarding OWHC

Please read this Information Statement carefully. It describes the general terms of the Transactions and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by such agreements.
Additional information about the transactions contemplated by the Transactions and the business of OWHC is contained in OWHC's Current Report on Form 8-K and Form 8-K/A, filed with the Securities and Exchange Commission on June 9 and June 10, 2005, respectively.

Security Ownership

On June 6, 2005, after giving effect to the Exchange there were 12,086,100 shares of our common stock issued and outstanding after giving effect to the issuance of 6,000,000 shares of Common Stock to the former InfoByPhone shareholders and 500,000 shares to Vertical. As of the date hereof, (i) 1,500,000 shares of our common stock were reserved for issuance pursuant to option grants to consultants and (ii) no shares of our common stock were reserved for issuance pursuant to other securities exercisable for, or convertible into or exchangeable for, shares of our common stock. Each holder of our common stock is entitled to cast one vote, in person or by proxy, for each share of our common stock held by such holder. Because of surrender of our outstanding preferred stock and Class B common stock to the corporation, our common stock is the only capital stock outstanding as of the date hereof.

The following table sets forth information with respect to our Class A common stock, par value $0.001 per share, owned on June 6, 2005 (except as noted), by each person who beneficially owns more than five percent (5%) of our outstanding Class A common stock, and preferred stock, by each of our executive officers and directors and by all of our executive officers and directors as a group prior to the Transaction.

		Total Number of
		Securities Owned	Percent of
Name of Beneficial Owner(1)	Title of Class	Beneficially	Class

Daryl S. Meddings (2)(3)	Common Shares	0

Marshall L. Stewart (2)(3)	Common Shares	0

Darryl Cohen(4)(5)	Common Shares	1,212,667	10%

Alan Smith(5)	Common Shares	0

Sandro Sordi(5)	Common Shares	733,334	6.1%

Global Asset Management, LLC(6) 488 Madison Avenue, 8th Floor New York, NY 10022	Common Shares	751,000	6.2%

Total number of shares	Common Shares	1,946,001	16.1%
owned by directors and
Executive officers as a Group(2 persons)

(1)
Except as otherwise noted in the footnotes to this table, the named person owns directly and exercises sole voting and investment power over the shares listed as beneficially owned by such person. Includes any securities that such person has the right to acquire within sixty days pursuant to options, warrants, conversion privileges or other rights.

(2)	Except as otherwise indicated the mailing address of each person shown is 15991 Redhill Avenue, Tustin, California 92780.

(3)	Information set forth as to prior management is as of March 4, 2005.

(4)	Does not include 20,000 shares underlying warrants exercisable at $2.00 per share to be issued pursuant to the Exchange.

(5)	The mailing address of each person shown is c/o Ocean West Holding Corporation, 4117 West 16th Square, Vero Beach, FL 32967-8103.

(6)	Does not include 500,000 shares issued to Vertical, of which Robert Fallah, Manager of Global Asset Management, is a shareholder and a director.

Change In Control

Pursuant to the terms and conditions of the Exchange Agreement, the stockholders of InfoByPhone have exchanged their interest therein for shares of our common stock, as a result of which InfoByPhone has become our wholly-owned subsidiary. As a result of the Transaction, a change of control of OWHC will occur with the existing stockholders of OWHC being reduced from holding 100% of the issued and outstanding shares of common stock to holding less than 50% of the issued and outstanding shares of common stock post closing.

Due to the issuance of the shares of our common stock and the change in our officers and directors, which will occur at or subsequent to the Closing, a change in control of OWHC will occur.

Directors And Executive Officers And Nominees For Directors

Directors and Executive Officers prior to the closing and, in the case of Directors until at least 10 days have passed after this Information Statement has been mailed or delivered to all of OWHC’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

Name	Position with Ocean West(1)	Position with Ocean West Enterprises
Marshall L. Stewart	President, Chief Executive Officer, Director	President, Chief Executive Officer, Director

Daryl S. Meddings	Executive Vice President, Secretary/Treasurer, Director	Executive Vice President, Chief Financial Officer, Secretary/Treasurer, Director

Wayne K. Bailey	Chief Financial Officer, Director	—

(1)	All persons listed were appointed to such positions in 2000, except for Mr. Bailey who was appointed in September of 2004.

Marshall J. Stewart, 47, has worked in the mortgage industry since 1982. He was founder of Ocean West Enterprises (“OWE”), a wholly-owned subsidiary of OWHC and has been President, a director and a shareholder of OWHC and OWE since 1988 until he sold his shares in exchange for shares in Consumer Direct of America (“CDA”) on July 15, 2004. Prior to founding OWE, from 1986 to 1988, Mr. Stewart was a Vice President of Westport Savings Bank in Laguna Beach, California. His responsibilities included overseeing the mortgage banking department, secondary marketing and the Laguna Bank Savings branch. Prior to joining Westport Savings Bank, from 1984 to 1986, he was Production Manager of Irvine City Savings in Newport Beach, California and had the responsibilities of staffing and training the loan origination department and overseeing production, underwriting, funding, shipping and the sale of funded loans to institutional investors such as FNMA and FHLMC. Mr. Stewart received his B.A. in English with a minor in Business Administration from California State University in Fullerton, California in 1980.

Daryl S. Meddings, 39, was also a founder of OWE and has been Executive Vice President, Chief Financial Officer, Secretary/Treasurer and a director and a shareholder of OWHC and OWE since 1988 until he sold his shares in exchange for shares in CDA on July 15, 2004. As Chief Financial Officer at OWE, Mr. Meddings implemented and monitors accounting and financial reporting system. Other duties include budget planning, expense control, commercial banking relationships and oversight of quality control, loan servicing and loss mitigation. From late 1987 to 1988, Mr. Meddings was a production manager with Westport Savings Bank in Laguna Beach, California. His duties included establishing both retail and wholesale production departments and recruiting, hiring and training mortgage origination personnel. Prior to that, he began his career in mortgage banking in 1986 as a loan officer at Pro Mortgage Services in Diamond Bar, California and worked his way up to top producer at Irvine City Savings in Irvine, California. Mr. Meddings received his B.S. in Finance, Real Estate and Insurance with a concentration in Real Estate from California Polytechnic State University-Pomona in 1987.

Wayne K. Bailey, 55, has held the position of Chief Financial Officer and Director of OWHC since September 28, 2004. Mr. Bailey currently also holds the position of President/CFO of CDA since the fall of 2002. CDA currently holds 87.7% of the common stock of OWHC. From January 1990 to the fall of 2002 he was Chief Operating Officer and Chief Financial Officer of a network of companies in the Aerospace, steel processing, Specialty Rebar, and metal forming industries. These companies grew to employ over 350 people with revenues in excess of $35 million. All of these companies were acquired from financially troubled situations and became very profitable after being restructured. This restructuring included the debt both secured and unsecured, installing information systems, and management systems. During this time Mr. Bailey also served as a consultant to companies in the Mortgage business, wood laminating, bottled water, bookbinding, wholesale siding, cabinet manufacturing and plastics industries. Mr. Bailey attended the University of Utah, Henager College of Business and LDS Business College earning degrees in Accounting and Business.

Executive Officers and Director Nominees at the Closing

Following the Closing of the Transaction, the following InfoByPhone executive officers, directors and director have been appointed the executive officers, directors and director nominees as listed below. The election of Mr. Cohen and Mr. Smith as directors became effective immediately. The election of Mr. Sordi will become effective on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 under the Act. The following are the existing InfoByPhone executive officers, directors and director-nominees and their respective ages and positions as of the date hereof:

Names	Ages	Position
Darryl Cohen	53	Chairman, Chief Executive Officer and Director
Alan Smith	52	Director
Sandro Sordi	45	Director

Darryl Cohen (53) Mr. Cohen has been chairman, chief executive officer and a Director of InfoByPhone since September 2004. Prior to that, Darryl Cohen served as chairman and chief executive officer of Ramp Corp. (RCO-Amex), a company that through its wholly-owned subsidiaries provides Internet-based communication, data integration, and transaction processing technologies designed to provide access to safer and better healthcare from September 2002 through April 2004.

Prior to becoming Ramp’s chairman and chief executive officer in September 2002, Cohen invested in public and private companies, frequently working with management in the areas of marketing strategy and financing.

Before that, he was president of DCNL Incorporated, a privately held beauty supply manufacturer and distributor he founded in 1988 and sold to Helen of Troy in 1998. During his tenure as president of DCNL, Cohen was also co-owner and president of Basics Beauty Supply Stores, a chain of retail stores in California, from 1985 -1999. He has also owned businesses in the food-services and gift industries, and holds a BA in Political Science from the University of California at Berkeley.

Alan Smith (52) Mr. Smith has been a director of InfoByPhone since April, 2005. For the past two years, Mr. Smith has been involved in personal investments and new investment opportunities. Prior to this period, he was the owner/president of Aaron Kamhi Inc., an apparel manufacturing company specializing in private label products for chain and department stores, at which he worked for 25 years. He was involved in all aspects of the business. Mr. Smith has been actively involved in Community programs working with youth for the past 20 years.

Sandro Sordi (45) Mr. Sordi currently serves as the General Counsel for the RS Group of Companies, Inc., a holding company for a group of insurance and finance related businesses and affinity program managers. Mr. Sordi joined the RS Group in 2003 where, as its General Counsel and a Director, he has taken a leading role in developing the company’s growth strategy and engaging in negotiations of all types. Prior thereto Mr. Sordi was engaged in the private practice of law. Mr. Sordi has been a member of the Florida Bar since 1990, having earned his Juris Doctor from the University of Miami, Florida and his B.A. (Honors) from York University in Toronto, Canada.

After admission to the bar, from 1990 through 2002, Mr. Sordi practiced law exclusively as a sole practitioner in addition to being involved in certain investment projects.

Board of Directors Committees and Meetings

Currently, our Board of Directors has no separate audit, nominating and corporate governance or compensation committees and acts as such as an entire board. Promptly following the Closing, we intend to form an audit committee, a nominating and corporate governance committee and a compensation committee. It is anticipated that Mr. Alan Smith will be the member of the audit committee, Sandro Sordi will be the member of the nominating and corporate governance committee and Messrs. Darryl Cohen and Sandro Sordi will be the members of the compensation committee.

Once the nominating and corporate governance committee is in place, the Company will have a formal process in place to comply with Item 7(h) of Schedule 14A, or any successor provision thereto. Security holder communications will be initially screened by the Company’s nominating and corporate governance committee (the “Committee”) to determine whether they will be relayed to Board members. This Committee will also determine whether to seek the approval of such Item 7(h) policy by the independent Board members or not, as described in the instructions to Item 7(h)(2)(ii) of Schedule 14A, or any successor provision thereto. Once the decision has been made to relay such communications to Board members, the Committee will release the communication to the Board on the next business day.

During the year ended December 31, 2004, our board of directors took action by written consent on 5 occasions. During the period from January 1, 2005 through the date of this Information Statement, our board of directors took action by written consent on 5 occasions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, officers and persons who beneficially own more than 10% of the shares of our common stock (each, a “Reporting Person”) to file reports of ownership and changes of ownership with the SEC. Copies of all filed reports are required to be furnished to OWHC pursuant to the Exchange Act. Based solely upon a review of the forms and amendments thereto furnished to OWHC during the year ended December 31, 2004, we believe that each Reporting Person complied with all applicable filing requirements during such fiscal year, however, current management has no knowledge of late filings by prior management.

Certain Relationships and Related Transactions

On July 15, 2004, Marshall L. Stewart, Daryl S. Meddings, Enfo Loan Corporation, Kingsley and Nancy Cannon and Dale and Suzanne Delmege agreed to sell 4,921,930 of their shares of common stock of OWHC to CDA in exchange for 622,388 shares of CDA (the “Transfer”) for an approximate value of $1,178,802, based on the average trading prices of the respective stocks for the month of June 2004. The Transfer constituted a change in control of OWHC.

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation of the President (the Chief Executive Officer), the Executive Vice President and the Chief Financial Officer paid by OWE for the year ended September 30, 2004, the year ended September 30, 2003, the six month period ended September 30, 2002 and the fiscal year ending March 31, 2002.

Long-Term Compensation
Name	Year	Salary ($)	Bonus($)	Restricted Stock Awards	Shares Underlying Options	Other Annual Compensation($)
Marshall L. Stewart President, Chief Executive Officer	9/30/2004 9/30/2003 9/30/2002 3/31/2002	$180,000 170,000 84,375 180,000	0 0 0 0	0 0 0 0	0 0 0 0	0 0 24,988 0

Daryl S. Meddings Executive Vice President and Chief Financial Officer	9/30/2004 9/30/2003 9/30/2002 3/31/2002	$180,000 170,000 77,133 180,000	0 0 0 0	0 0 0 0	0 0 0 0	0 44,779 3,575 0

Wayne K. Bailey Chief Financial Officer of Parent Ocean West Holding Corp.	9/30/2004 9/30/2003 9/30/2002 3/31/2002	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

No stock options were granted to the named Executive Officers during 2004.

Employment Agreements

On September 1, 2004, our subsidiary OWE entered into employment agreements with its President/CEO and its Executive Vice President (collectively, the “Employees”). These agreements provide for an annual base salary of not less than $180,000 each for a three-year term plus certain additional benefits. Also, the agreements call for the Executive to receive additional compensation in the form of shares of common stock of CDA based on OWE’s financial performance during the three year period commencing on the date of this Agreement (the “Performance Period”). The Performance Period will not start until the warehouse line capacity of reaches $40 million.

No amounts are accrued for the deferred compensation as OWHC has had no pre-tax profits.

Compensation Committee Interlocks

For all years referenced in the Summary Compensation Table, two former shareholders of OWE, Mark Stewart and Daryl Meddings, determined executive compensation. On July 15, 2004, both Mr. Stewart and Mr. Meddings sold their common stock in OWHC. OWHC has not paid any compensation to date and does not expect to pay any in the near future.

Legal Proceedings

No current officer, director, affiliate or person known to us to be the record or beneficial owners of in excess of 5% of our common stock, or any person known to be an associate of any of the foregoing, is a party adverse to us or has a material interest in any material pending legal proceeding.

No current officer, director, affiliate or person known to InfoByPhone to be the record beneficial owner of in excess of 5% beneficial ownership of InfoByPhone, or any person known to be an associate of any of the foregoing, is a party adverse to InfoByPhone or has a material interest in any material pending legal proceeding.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

OWHC is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated this 30th day of June, 2005

OCEAN WEST HOLDING CORPORATION

By:	/s/ Darryl Cohen
Darryl Cohen, President, Chief Executive Officer